UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE FIRST QUARTER 2019 OF $21.2 MILLION, OR $0.54 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 17, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the first quarter (“1Q19”) ended March 31, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q19	4Q18	1Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$28.0	$28.0	$26.6
Fees and commissions, net	$2.4	$5.4	$3.1
Total revenues	$32.1	$34.1	$30.7
(Impairment loss) recovery on financial instruments	$(0.9)	$1.3	$(1.9)
Impairment loss on non-financial assets	$0.0	$(2.3)	$0.0
Operating expenses	$(9.9)	$(12.4)	$(14.3)
Profit for the period	$21.2	$20.7	$14.5
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.54	$0.52	$0.37
Return on Average Equity (“ROAE”) (2)	8.6%	8.3%	5.6%
Return on Average Assets (“ROAA”)	1.31%	1.20%	0.91%
Net Interest Margin ("NIM") (3)	1.74%	1.61%	1.68%
Net Interest Spread ("NIS") (4)	1.16%	1.08%	1.26%
Efficiency Ratio (5)	30.8%	36.3%	46.6%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,006	$6,290	$5,731
Investment Portfolio	$90	$107	$85
Total assets	$6,450	$7,609	$5,875
Total equity	$997	$994	$1,047
Market capitalization (7)	$788	$684	$1,127
Tier 1 Basel III Capital Ratio (8)	20.1%	18.1%	22.6%
Total assets / Total equity (times)	6.5	7.7	5.6
Liquid Assets / Total Assets (9)	11.9%	22.4%	9.3%
Credit-impaired loans to Loan Portfolio (10)	1.18%	1.12%	1.12%
Total allowance for losses to Commercial Portfolio (11)	1.75%	1.65%	1.57%
Total allowance for losses to credit-impaired loans (times) (11)	1.6	1.6	1.5

1Q19 Highlights

•	Bladex reported Profits of $21.2 million for the 1Q19, a 47% YoY increase, reflecting improved total revenues (+4% YoY), a 31% reduction in operating expenses and lower provisions for credit losses.

•	The Bank’s quarterly Profits were up from $20.7 million in 4Q18, a 2% QoQ improvement, on the absence of impairment losses on non-financial assets and lower operating expenses (-20% QoQ).

•	Net Interest Income (“NII”) increased to $28.0 million (+5% YoY; relatively stable QoQ) and Margins (“NIM”) of 1.74% (+6bps YoY; +13bps QoQ), on an improvement in net lending spreads and lesser low-yielding liquidity balances QoQ.

•	Fees and Commissions income totaled $2.4 million in 1Q19 (-23% YoY; -56% QoQ). The decrease in fees and commissions reflects a seasonally slower first quarter of the year, and the uneven nature of the loan syndication business.

•	Quarterly operating expenses were $9.9 million, a decrease of 31% YoY (1Q18 expenses were impacted by non-recurring charges). Expenses were 20% lower QoQ, benefitting from a first quarter seasonal effect. The Bank’s Efficiency Ratio improved to 30.8% in 1Q19, compared to 46.6% in 1Q18 and to 36.3% in 4Q18.

•	1Q19 annualized Return on Average Equity (“ROAE”) reached 8.6%, compared to 5.6% in 1Q18 and 8.3% in 4Q18. Both annual and quarterly increases were driven by higher profits, while the Bank’s capitalization remained solid with a Tier 1 Basel III Capital Ratio at 20.1%.

•	End-of-period Commercial Portfolio balance of $6.0 billion in 1Q19 represented a 5% increase YoY, and a 5% reduction QoQ from a seasonally low business quarter. The portfolio’s 1Q19 average balance was $6.1 billion (+1% YoY, -2% QoQ).

•	Credit-Impaired Loans, also referred to as Non-Performing Loans, remained stable QoQ at $64.7 million, or 1.18% of total Loan Portfolio balances at the end of 1Q19. This compares to $58.8 million, or 1.12%, at the end of 1Q18.

•	Allowance for credit losses on the Commercial Portfolio totaled $105.0 million, or 1.75% of the portfolio, representing a reserve coverage of 1.6 times credit-impaired loan balances.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “The prospect of diminishing trade volumes and other impacts from continuing trade tension, the weight of lower growth rates from developed markets combined with a more challenging political and economic environment in key Latin American countries, results in a macroeconomic context that offers no room for complacency.

Against this backdrop we analyze the risk/reward function at the country level and see a dynamic picture of how our portfolio construction is evolving. With more than 75% of our portfolio maturing in less than one year, Bladex is in a privileged position to dynamically adjust portfolio exposures.

We were pleased with Panama’s upgrade from a major credit rating agency, not only because Panama is our home, but also because it is an important exposure in our portfolio that we intend to increase. We also see growth opportunities in the rest of Central America and the Caribbean, Colombia, Peru and Chile.

The first quarter of the year is a seasonally slow one for Latin America. Nevertheless, our book of business is solid. We are identifying new prospects, increasing share of wallet with our existing client base and structuring value-added transactions with key clients.

Although our focus on high quality borrowers and prescient US dollar liquidity in key markets puts pressure on our origination margins, Bladex continues to originate medium term loans at higher lending spreads than those of maturating loans, thereby improving overall margins for our portfolio.

On the cost side, expenses for the quarter benefitted somewhat from the seasonality effect. That said, we reiterate our statement from the last call that net of restructuring and other non-recurring charges, our recurrent expenses continue to decline.

Against this backdrop, the management of Bladex - as well as its Board of Directors - is cautiously optimistic for the remainder of 2019 and look for a continuation on the profitability path from last quarter.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2019. The dividend will be paid on May 15, 2019, to stockholders registered as of April 29, 2019.

▪	Ratings updates: On April 3, 2019, S&P Global Ratings affirmed the Bank’s global- and national-scale issuer credit ratings at “BBB/A-2” and “mxAAA”, respectively. The outlook was revised to “Negative” from “Stable” on shifting economic risk exposures in Latin America countries.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 17, 2019 at 9:00 a.m. New York City time (Eastern Standard Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

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The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 33287579.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

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